03004913

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

Form 8-K to be filed no later than January 31, 2003 8K FOR 1/21/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-72879
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on January 27, 2003.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

PROCESSED
JAN 28 2003
THOMSON FINANCIAL

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
First Vice President and
Sr. Counsel

JAN 27 2003

DOCSSF1:659528.1

EXHIBIT INDEX

	Exhibit	
P	99.4	Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2003-MS1. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

CMO Desk **Yields Given Prices Report** **WAMMS03-1G2AR1 15 year 5.2's**

User ID: sijaz **Deals Directory: /home/sijaz/intexdeals** **Date: 11/21/2002 11:42:53**

Bond: A1 Balance: 100,000,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 1/01/2003
Settlement Date: 1/31/2003 WHOLE 15 year WAC: 5.85 WAM: 178.00

Months 480	PSA 100	PSA 150	PSA 225	PSA 325	PSA 500	PSA 750	PSA 1000
100- 2	5.225	5.217	5.204	5.186	5.154	5.109	5.067
100- 4	5.213	5.204	5.189	5.168	5.132	5.080	5.032
100- 6	5.201	5.191	5.174	5.151	5.109	5.051	4.997
100- 8	5.189	5.177	5.159	5.133	5.087	5.022	4.962
100-10	5.177	5.164	5.144	5.115	5.065	4.993	4.927
100-12	5.166	5.151	5.129	5.098	5.042	4.964	4.892
100-14	5.154	5.138	5.113	5.080	5.020	4.935	4.857
100-16	5.142	5.125	5.098	5.062	4.998	4.906	4.822
*100-18	5.130	5.112	5.083	5.045	4.975	4.878	4.787
100-20	5.118	5.099	5.068	5.027	4.953	4.849	4.752
100-22	5.106	5.085	5.053	5.010	4.931	4.820	4.717
100-24	5.094	5.072	5.039	4.992	4.909	4.791	4.683
100-26	5.082	5.059	5.024	4.974	4.887	4.763	4.648
100-28	5.070	5.046	5.009	4.957	4.865	4.734	4.613
100-30	5.058	5.033	4.994	4.939	4.842	4.705	4.579
101- 0	5.047	5.020	4.979	4.922	4.820	4.677	4.544
101- 2	5.035	5.007	4.964	4.904	4.798	4.648	4.509
AVG LIFE	6.62	5.91	5.05	4.19	3.19	2.38	1.93
DURATION	5.20	4.72	4.12	3.52	2.78	2.15	1.78
FIRST PAY	2/03	2/03	2/03	2/03	2/03	2/03	2/03
LAST PAY	11/17	11/17	11/17	11/17	11/17	11/17	4/08